UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________

NEW FRONTIER ENERGY, INC.
(Name of Subject Company (Issuer)) and Filing Persons (Offeror))

Paul G. Laird
President, Chief Executive Officer and Director
1789 W. Littleton Blvd.
Littleton, Colorado  80120
(303) 730-9994

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,681,315.20 (1)	$1,433.02 (2)

(1)           Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on (i) the book value of the Series B Preferred Stock of $2,768,035.20, and (ii) the book value of the Series C Preferred Stock of $22,913,280.

(2)           The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by ..00005580 and equals $1,433.02.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

      ☐   third-party tender offer subject to Rule 14d-1.

      ☒   issuer tender offer subject to Rule 13e-4.

      ☐   going-private transaction subject to Rule 13e-3

      ☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

      ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      ☐    Rule 14d-1(d) (Cross–Border Third-Party Tender Offer)

Schedule TO

This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to offers by New Frontier Energy, Inc., a Colorado corporation (the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange (the “Exchange Offer”) any and all of the Company’s issued and outstanding (i) Series B 12% Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) and the accrued and unpaid dividends thereunder and (ii) 2.5% Series C Cumulative Convertible Preferred Stock (“Series C Preferred Stock”) and the accrued and unpaid dividends thereunder, for newly issued shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) on the terms and subject to the conditions described in the Offer to Exchange Statement dated October 8, 2009 (the “Offer to Exchange”), and in the Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the Exchange Offer).

                This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

                The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Exhibit (a)(1)(B) hereto, is expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers” and “Summary—Summary of the Exchange Offers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company is New Frontier Energy, Inc.  The address of the Company’s principal executive offices is 1789 W. Littleton Blvd., Littleton, Colorado 80120.  Its telephone number is (303) 730-9994.

(b)	Securities.

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Exchangeable Securities and the Common Stock” is incorporated herein by reference.

As of October 7, 2009, there were 19,040 shares of Series B Preferred Stock that are issued and outstanding and 216,000 shares of Series C Preferred Stock that are issued and outstanding.  As of October 7, 2009, there were 21,166,658 AC Warrants and 10,583,545 BC Warrants issued and outstanding.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market For Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the Company.  The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
Paul G. Laird	Chief Executive Officer, President, Principal Financial and Accounting Officer, Treasurer and Director
Samyak Veera	Chairman and Director
Lazar G. Schafran	Director

The address and telephone number of each director and executive officer is: c/o New Frontier Energy, Inc., 1789 W. Littleton Blvd., Littleton, Colorado 80120, (303) 730-9994.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “Summary of the Exchange Offers,” “The Exchange Offers,” “Comparison of Rights Between the Exchangeable Securities and Our Common Stock,” “Description of the Exchangeable Securities and the Common Stock” and “Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases.

The Company’s Exchangeable Securities are held by and may be purchased from certain officers, directors or affiliates of the Company. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Description of the Exchangeable Securities and the Common Stock” is incorporated herein by reference.

The Company has entered into the following arrangements in connection with the Exchangeable Securities:

•	Certificate of Preferences, Rights and Limitations establishing the rights of the Company’s Series B Preferred Stock.

•	Certificate of Preferences, Rights and Limitations establishing the rights of the Company’s Series C Preferred Stock.

•	Form of Subscription Agreement by and between the Company and each investor in the Series B Preferred Stock.

•	Form of Subscription Agreement by and between the Company and each investor in the Series C Preferred Stock.

•	AC Warrant issued to the investors in the Series C Preferred Stock.

•	BC Warrant issued to the investors in the Series C Preferred Stock.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers —What is the purpose of the Exchange Offers?” and “The Exchange Offer—Background and Purpose of the Exchange Offers” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the Exchange Offer,” “Summary—Summary of the Exchange Offer,” “Use of Proceeds” and “The Exchange Offers – Background and Purpose of the Exchange Offer” is incorporated herein by reference.

(d) Plans.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers – Future Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers - What are the key terms of the Exchange Offers,” “Summary - Summary of the Exchange Offers,” and “The Exchange Offers - Terms of the Exchange Offers” is incorporated herein by reference. Assuming full participation in the Exchange Offers, the Company would be required to issue 61,299,563 shares of Common Stock in exchange for the Exchangeable Securities.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth under the caption “Interests of Directors and Officers and Transactions in the Company’s Securities” in the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth under the caption “Interests of Directors and Officers and Transactions in the Company’s Securities” in the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers” is incorporated herein by reference.  No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offers, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Exchange Offers beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Selected Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2009, as amended and the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2009 are incorporated herein by reference and can also be accessed electronically on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Offer to Exchange under the caption “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers – Future Transactions,” “Risk Factors,” “Interests of Directors and Officers and Transactions in the Company’s Securities,” “Certain Securities Laws Considerations,” is incorporated herein by reference.

(b)	Other Material Information.

The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange dated October 8, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Cover Letter to Letter of Transmittal.

(b)	Not applicable.

(d)(1)	Certificate of Designations establishing the rights of the Company’s Series B Preferred Stock (incorporated herein by reference to Exhibit 3.1 filed on Current Report Form 8-K on November 17, 2004.

(d)(2)
Certificate of Designations establishing the rights of the Company’s Series C Preferred Stock (incorporated herein by reference to Exhibit 3.1 filed with the Company’s Current Report on Form 8-K filed November 27, 2006).

(d)(3)
Form of Subscription Agreement for Series B Preferred Stock (incorporated herein by reference to Exhibit 10.1 of the Company’s filed with the Company’s Registration Statement on Form SB-2 filed March 2, 2005).

(d)(4)*	Form of Subscription Agreement for Series C Preferred Stock.

(d)(5)	Form of AC Warrant (incorporated herein by reference to Exhibit 10.1 of the Company’s filed with the Company’s Registration Statement on Form SB-2 filed July 31, 2007).

(d)(6)	Form of BC Warrant (incorporated herein by reference to Exhibit 10.2 of the Company’s filed with the Company’s Registration Statement on Form SB-2 filed July 31, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FRONTIER ENERGY, INC.

By:	/s/ Paul G. Laird
Name: Paul G. Laird
Title: Chief Executive Officer, President, Principal Financial and Accounting Officer, Treasurer and Director

Date:  October 9, 2009